FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 January 5, 2004

                        Commission File Number 000-25955


                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                 (Translation of registrant's name into English)

                               1005 Skyview Drive
                       Burlington, Ontario, Canada L7P 5B1
                                 (905) 319-1327
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F  X      Form 40-F
                                    -----             -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   X             No
                               -----              -----



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                                  EXHIBIT INDEX

Exhibit 99.1 Press release, dated January 5, 2004 of Capital Environmental Resource Inc.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CAPITAL ENVIRONMENTAL RESOURCE INC.





Date: January 5, 2004                   By:    /s/ Ron Rubin
                                            ------------------------------
                                              Ron Rubin
                                              Executive Vice President,
                                              Chief Financial Officer